UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.)*

Under the Securities Exchange Act of 1934

GLOBAL SHIP LEASE, INC.

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

Stephen M. Vine, Esq.

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

590 Madison Avenue

New York, New York 10022

(212) 872-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 22, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 19 Pages

Exhibit Index: Page 14

Page 2 of 19 Pages

CUSIP No. Y27183105

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SOROS STRATEGIC PARTNERS LP

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		7,500,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,500,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                  [   ]

13	Percent of Class Represented By Amount in Row (11)

20.15%

14	Type of Reporting Person (See Instructions)

PN

Page 3 of 19 Pages

CUSIP No. Y27183105

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SFM Participation II LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization

Nevis

	7	Sole Voting Power
Number of Shares		7,500,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,500,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                   [  ]

13	Percent of Class Represented By Amount in Row (11)

20.15%

14	Type of Reporting Person (See Instructions)

PN

Page 4 of 19 Pages

CUSIP No. Y27183105

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SFM AH LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		7,500,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,500,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                   [   ]

13	Percent of Class Represented By Amount in Row (11)

20.15%

14	Type of Reporting Person (See Instructions)

OO

Page 5 of 19 Pages

CUSIP No. Y27183105

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Soros Fund Management LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		7,500,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,500,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                   [   ]

13	Percent of Class Represented By Amount in Row (11)

20.15%

14	Type of Reporting Person (See Instructions)

OO, IA

Page 6 of 19 Pages

CUSIP No. Y27183105

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

George Soros (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                [X]

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 7,500,000
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		7,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [   ]

13	Percent of Class Represented By Amount in Row (11)

20.15%

14	Type of Reporting Person (See Instructions)

IA

Page 7 of 19 Pages

CUSIP No. Y27183105

1              Names of Reporting Persons
                 I.R.S. Identification Nos. of above persons (entities only)

Robert Soros (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                [   ]

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 7,500,000
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		7,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                  [   ]

13	Percent of Class Represented By Amount in Row (11)

20.15%

14	Type of Reporting Person (See Instructions)

IA

Page 8 of 19 Pages

CUSIP No. Y27183105

1              Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only)

Jonathan Soros (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

Not applicable.

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                 [   ]

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 7,500,000
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		7,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [   ]

13	Percent of Class Represented By Amount in Row (11)

20.15%

14	Type of Reporting Person (See Instructions)

IA

Page 9 of 19 Pages

CUSIP No. Y27183105

This Schedule 13D relates to shares of Class A common shares, par value $0.01 per share of Global Ship Lease, Inc. This Schedule 13D amends the initial statement on Schedule 13G, dated August 14, 2008, filed by the Reporting Persons (as defined herein).

Item 1.	Security and Issuer.

This Statement relates to Class A common shares, par value $0.01 per share (“Shares”) of Global Ship Lease, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 10 Greycoat Place, London, SWIP 1SB, United Kingdom.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Soros Strategic Partners LP ("SSP"), is a Delaware limited partnership;

(ii)           SFM Participation II LLC ("SFM Participation"), is a Nevis limited liability company;

(iii)	SFM AH LLC ("SFM AH"), is a Delaware limited liability company;

(iv)          Soros Fund Management LLC ("SFM LLC"), is a Delaware limited liability company;

(v)	Mr. George Soros, is a United States citizen;
(vi)	Mr. Robert Soros, is a United States citizen; and
(vii)	Mr. Jonathan Soros, is a United States citizen.

This Statement relates to the Shares held for the accounts or benefit of SSP.

George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.  Neither Robert Soros, Jonathan Soros, nor, except as set forth below, George Soros, has been convicted in a criminal proceeding, and none have been a party to a civil proceeding required to be disclosed pursuant to Item 2(d) or (e) of Schedule 13D.  Each of George Soros, Robert Soros, and Jonathan Soros may be deemed to have investment discretion over the Shares held for the account of SSP.

On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

Page 10 of 19 Pages

CUSIP No. Y27183105

Item 4.	Purpose of Transaction.

        The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

        Except as otherwise described in Item 6 the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer.

According to Amendment No. 1 to the Issuer's Registration Statement on Form F-1 filed by the Issuer on September 18, 2008, the number of Shares outstanding was 33,463,859 as of September 3, 2008.

(a)        Each of SSP, SFM Participation, SFM AH, SFM LLC, George Soros, Robert Soros and Jonathan Soros may be deemed the beneficial owner of 7,500,000 Shares (approximately 20.15% of the total number of Shares outstanding assuming the exercise and conversion of all Warrants (as defined in Item 6 below) held for the account or benefit of SSP). This number consists of (A) 3,750,000 Shares and (B) 3,750,000 Shares issuable upon the exercise of Warrants held for the account of SSP. Each of George Soros, Robert Soros and Jonathan Soros disclaim beneficial ownership of any securities not held directly for his account.

(b) (i)   Each of SSP, SFM Participation, SFM AH, and SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 7,500,000 Shares which may be deemed to be beneficially owned by SSP as described above.

     (ii)   George Soros, Robert Soros and Jonathan Soros may be deemed to have the shared power to direct the voting and disposition of the 7,500,000 Shares which may be deemed to be beneficially owned by SSP as described above.

(c)        On September 24, 2008, the Reporting Persons separated 3,750,000 Units (as defined in Item 6 below) held by the Reporting Persons into 3,750,000 Shares and 3,750,000 Warrants. Except as described herein, there have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.

(d)      The partners of SSP, including Quantum Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SSP in accordance with their partnership interest in SSP.

                        (e)       Not applicable.

Page 11 of 19 Pages

CUSIP No. Y27183105

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

                                Pursuant to the terms of the Agreement and Plan of Merger, dated as of March 21, 2008, by and among Marathon Acquisition Corp. (“Marathon”), GSL Holdings, Inc., CMA CGM S.A. (“CMA CGM”) and the Issuer (the “Merger Agreement”), as amended, Marathon merged with and into GSL Holdings, its newly-formed, wholly owned Marshall Islands subsidiary, and then the Issuer merged with and into GSL Holdings, with GSL Holdings continuing as the surviving company incorporated in the Republic of the Marshall Islands and renamed “Global Ship Lease, Inc.” (such mergers collectively, the “Merger”). Prior to the effective time of the Merger, the Reporting Persons held 3,750,000 shares of Marathon and warrants to purchase 3,750,000 shares of Marathon common stock subject to the terms and conditions of a warrant agreement between The Bank of New York and Marathon (the “Warrant Agreement”). Upon consummation of the Merger all then existing shares and warrants to purchase shares of Marathon held by the Reporting Persons were cancelled and the Reporting Persons were issued 3,750,000 units (“Units”) consisting of one Share of the Issuer and one warrant to purchase one Share of the Issuer (“Warrants”). On September 24, 2008, the Reporting Persons separated 3,750,000 Units held by the Reporting Persons into 3,750,000 Shares and 3,750,000 Warrants.

                               Pursuant to the terms of the Warrant Agreement, each Warrant entitles the registered holder to purchase one Share at a price of $6.00 per share, subject to adjustment. The Warrants will expire on September 1, 2013. The Warrants may only be exercised if a registration statement under the Securities Act of 1933 is effective with respect to the Shares underlying the Warrants and a prospectus is available for delivery by the Issuer. In the event that a registration statement with respect to the Shares underlying the Warrants is not effective or a prospectus is not available for delivery the Warrants are not exercisable. A registration statement registering the Shares underlying the Warrants was declared effective by the Securities and Exchange Commission on September 22, 2008.

                              Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer. The description of the Merger Agreement, as amended, and the Warrant Agreement, are qualified in their entirety by reference to the instruments filed as exhibits to this statement, which are incorporated by reference to this Item 6.

Item 7.	Material to be filed as exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

Page 12 of 19 Pages

CUSIP No. 096227103

SIGNATURES

                                        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that that the inforrmation set forth in this statement is true, complete and correct.

Date: September 26, 2008	SOROS STRATEGIC PARTNERS LP

	By:	SFM PARTICIPATION II LLC General Partner

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: September 26, 2008	SFM PARTICIPATION II LLC

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: September 26, 2008	SFM AH LLC

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: September 26, 2008	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Page 13 of 19 Pages

CUSIP No. 096227103

Date: September 26, 2008	GEORGE SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Date: September 26, 2008	ROBERT SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Date: September 26, 2008	JONATHAN SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Page 14 of 19 Pages

CUSIP No. 096227103

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of September 26, 2008, by and between Soros Strategic Partners LP, SFM Participation II LLC, SFM AH LLC, Soros Fund Management LLC, George Soros, Robert Soros, and Jonathan Soros	15

B.	Power of Attorney, dated as of June 16, 2005, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and Robert Soros	17

C.	Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	18

D.	Power of Attorney, dated as of October 3, 2007, granted by Jonathan Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	19

E.

Warrant Agreement entered into by The Bank of New York and Marathon Acquisition Corp., incorporated by reference to Exhibit 4.4 to Global Ship Lease, Inc.'s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 12, 2008.

		*

F.

Agreement and Plan of Merger, dated as of March 21, 2008, by and among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on March 25, 2008

		*

G.

Amendment to Agreement and Plan of Merger, dated June 2, 2008, by and among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on June 3, 2008

		*

H.

Second Amendment to Agreement and Plan of Merger, dated July 3, 2008, by and among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on July 8, 2008

		*

I.

Third Amendment to Agreement and Plan of Merger, dated July 23, 2008, by and among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on July 24, 2008

		*

Page 15 of 19 Pages

CUSIP No. 096227103

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Shares, par value $0.01 per share, of Global Ship Lease, Inc., dated as of September 26, 2008, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: September 26, 2008	SOROS STRATEGIC PARTNERS LP

	By:	SFM PARTICIPATION II LLC General Partner

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: September 26, 2008	SFM PARTICIPATION II LLC

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: September 26, 2008	SFM AH LLC

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: September 26, 2008	SOROS FUND MANAGEMENT LLC

Page 16 of 19 Pages

CUSIP No. 096227103

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: September 26, 2008	GEORGE SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Date: September 26, 2008	ROBERT SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Date: September 26, 2008	JONATHAN SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Page 17 of 19 Pages

CUSIP No. 096227103

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

GEORGE SOROS

/s/ Daniel Eule

Daniel Eule

Attorney-in-Fact for George Soros

Page 18 of 19 Pages

CUSIP No. 096227103

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

ROBERT SOROS

/s/ Robert Soros

Page 19 of 19 Pages

CUSIP No. 096227103

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

JONATHAN SOROS

/s/ Jonathan Soros